October 16, 2024

Steven Tholen
Chief Financial Officer
HighPeak Energy, Inc.
421 W. 3rd St., Suite 1000
Fort Worth , Texas 76102

       Re: HighPeak Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-39464
Dear Steven Tholen:

        We have reviewed your September 13, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
29, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operating Performance, page 67

1. We understand from your response to prior comment five that you will provide reconciliations for all of your non-GAAP measures, including cash operating margin and cash margin, along with all future disclosures that include these measures to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

       However, it is unclear whether you have agreed to fully comply with the comment as you refer to the most directly comparable GAAP measure as Income from Operations, and parenthetically appear to equate that measure with Gross Margin. October 16, 2024
Page 2

       We continue to believe that you should identify Gross Margin as the most directly comparable GAAP measure in providing the reconciliations for your non-GAAP measures of cash operating margin and cash margin. Gross margin is defined in the
       FASB Master Glossary as the excess of sales over cost of goods sold. It is not the same as Income from Continuing Operations, which is also a defined term. You may refer to Rule 5-03 of Regulation S-X for additional guidance regarding these measures, including costs and expenses applicable to sales and revenues.

       Please provide us with a sample of the disclosures that you propose to address this concern in the form of draft revisions to the non-GAAP information that you reported for the 2024 second quarter interim period. We reissue prior comment 5.


       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation